Exhibit 99.1

Lianluo Smart Expands Its Wearable Sleep Diagnostic Products into More Than

20 Subordinate Checkup Centers of Well-known Companies in Beijing

BEIJING, Jan. 22, 2019 /PRNewswire/ -- Lianluo Smart Limited (“Lianluo Smart” or the “Company”) ( Nasdaq: LLIT), a China based professional smart service and products provider, today announced its wearable sleep diagnostic products and cloud-based service from the Company’s wholly owned subsidiary, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd., are now available in more than 20 medical centers of Chinese leading private preventive healthcare companies in Beijing.

According to the statistical data from “Beijing 2017 Annual Physical Examination Statistical Report” issued by Beijing Physical Examination Center, between the year 2013 and 2017, the number of medical centers increased from 195 to 229 in Beijing. Meanwhile, the volume of customers increased from 3.23 million to 3.74 million. In 2018, we observed that the number of medical centers and the volume of customers continue to increase in the same pace. In recent years, chronic diseases such as dyslipidemia, overweight and obesity are highly ranked as signs of abnormal according to statistics from physical examination reports, these chronic diseases are mainly rooted from sleep apnea.

According to the agreement, the wearable sleep diagnostic products and cloud-based service will be applied to each of those more than 20 medical centers. The sleep test and diagnostic item will also be officially included in the customers’ relevant medical check-up package. Lianluo’s sleep respiratory device is an outstanding portable sleep monitoring device that will bring an easier-to-use and very accessible medical device for sleep respiratory patients, it is also a wearable sleep respiratory device for medical use both in medical centers and hospitals in China.

“Our innovative service and products will effectively reduce the risk of sudden death and cardiovascular emergencies, trace the root of the four major chronic diseases, and eventually improve the quality and comprehensiveness of in-depth medical examination.” commented by Mr. Ping Chen, CEO of Lianluo Smart, “I am also pleased that our service and products have been recognized by the private preventive healthcare industry, We will do our best to make sure that the Company’s service and products will go farther and farther on the way to bring more convenient and professional diagnostic tests to the vast number of customers.”

About Lianluo Smart Limited

Lianluo Smart Limited (Nasdaq: LLIT) is a professional smart service and products provider, which develops, markets and sells medical wearable devices, smart devices and ecosystem platform in China. The Company’s business is divided into three sectors. The medical wearable devices sector’s major products are wearable sleep diagnostic device and cloud-based software solution. It provides medical detection and monitoring to OSA (Obstructive Sleep Apnea) syndrome patients. The smart devices sector is specialized in easy-using smart devices for sports, social contact, entertainment, remote-control and family health management. The smart ecosystem platform interconnects things and things, things and human. Lianluo Smart is endeavoring to become a leading provider of smart products both in domestic and international markets. For more company information, please visit company official website: www.lianluosmart.com

Safe Harbor Statement

This press release may contain forward looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of January 22, 2019, and the Company undertakes no duty to update such information, except as required under applicable law.

Company Contact Information

Lianluo Smart Limited
Estelle Sun

Tel: +86 10 8860 9850

investor@lianluosmart.com